Exhibit 99.3

ROCKY BRANDS, INC. AND SUBSIDIARIES

SCHEDULE II

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS DECEMBER 31, 2009,
2008 AND 2007

DESCRIPTION	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions		Balance at End of Period

ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year ended December 31, 2009	$2,026,000	$1,729,688	$(2,577,468	)(1)	$1,178,220
Year ended December 31, 2008	$973,650	$1,845,828	$(793,478	)(1)	$2,026,000
Year ended December 31, 2007	$838,000	$1,024,217	$(888,567	)(1)	$973,650

VALUATION ALLOWANCE FOR DEFERRRED TAX ASSETS
Year ended December 31, 2009	$640,068	$-	$(57,725)		$582,343
Year ended December 31, 2008	$502,292	$137,776	$-		$640,068
Year ended December 31, 2007	$402,958	$99,334	$-		$502,292

(1)	Amount charged off, net of recoveries